SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Convocation Notice for the 121st Ordinary General Meeting of Shareholders (Tuesday, May 31, 2011)

(Translation)

To: Shareholders	May 31, 2011

CONVOCATION NOTICE FOR

THE 121st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 121st Ordinary General Meeting of Shareholders of Kubota Corporation will be held as described hereunder. Your attendance is respectfully requested.

Date and Time:	10:00 a.m. on Friday, June 24, 2011
Place:	Convention Hall of Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka, Japan

Matters for which the meeting is held:

Matters to be reported:

1.	Business report for the 121st period, the consolidated financial statements and the non-consolidated financial statements for the 121st period (from April 1, 2010 to March 31, 2011)

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters requiring resolutions:

1st Subject for Discussion:

Matters concerning election of 8 Directors

2nd Subject for Discussion:

Matters concerning election of 4 Corporate Auditors

3rd Subject for Discussion:

Matters concerning bonus payments for Directors

If you are unable to attend the meeting, the Company cordially requests that you study the referential materials annexed hereto, indicate your approval or disapproval of the proposals on the enclosed form of the voting exercise card with your signature thereon and return it to us.

When you attend the meeting, please present the enclosed form of the voting exercise card at the reception desk of the meeting. Early arrival will be recommended because the reception desk will be crowded at the opening time of the meeting.

If the Company amends the referential materials for the matters to be reported, the Company will release amendments of them on its website. URL; http://www.kubota-global.net/ir/sh_info/meeting/convocation.html

Yours very truly,

Yasuo Masumoto
Representative Director, Chairman, President & CEO
KUBOTA CORPORATION
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 JAPAN

REFERENTIAL MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Subjects for discussion and referential materials

1st Subject for discussion:

Matters concerning election of 8 Directors

The term of office of all 8 Directors of Kubota Corporation will expire at the conclusion of the 121st Ordinary General Meeting of Shareholders. Accordingly, it is proposed to elect 8 Directors of Kubota Corporation.

Among the 8 candidates for Directors, Messrs. Yuzuru Mizuno and Junichi Sato are candidates for outside Directors.

The candidates for Directors are as follows:

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including important concurrent offices)
1	Yasuo Masumoto	47,000 Shares	Representative Director, Chairman, President & CEO of Kubota Corporation
(April 21, 1947)
			January 2011;	Representative Director, Chairman, President & CEO of Kubota Corporation (to present)

			January 2009;	Representative Director, President & CEO of Kubota Corporation

			April 2008;	Executive Vice President and Director of Kubota Corporation

			April 2007;	In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

			April 2006;	Executive Managing Director of Kubota Corporation

			April 2005;	Deputy General Manager of Industrial & Material Systems Consolidated Division

			January 2005;	In charge of Quality Assurance & Manufacturing Promotion Dept.

			June 2004;	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division

			April 2004;	Managing Director of Kubota Corporation, In charge of Manufacturing Planning & Promotion Dept.

			April 2003;	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division

			June 2002;	Director of Kubota Corporation

			October 2001;	General Manager of Farm Machinery Division

			April 1971;	Joined Kubota Corporation

2	Tetsuji Tomita (March 6, 1950)	26,000 Shares	Representative Director and Executive Vice President of Kubota Corporation, General Manager of Farm & Industrial Machinery Consolidated Division

			April 2011;	Representative Director and Executive Vice President of Kubota Corporation (to present)

			April 2009;	Representative Director and Senior Managing Executive Officer of Kubota Corporation

			January 2009;	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

			January 2009;	General Manager of Farm & Industrial Machinery Consolidated Division (to present)

			April 2008;	Managing Director of Kubota Corporation

			June 2005;	Director of Kubota Corporation

			April 2004;	President of Kubota Tractor Corporation

			April 1973;	Joined Kubota Corporation

3	Satoru Sakamoto (July 18, 1952)	22,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, In charge of Planning & Control Headquarters

			April 2011;	Director and Senior Managing Executive Officer of Kubota Corporation (to present)

			October 2010;	In charge of Planning & Control Headquarters (to present)

			April 2009;	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

			April 2009;	Director and Managing Executive Officer of Kubota Corporation

			June 2006;	Director of Kubota Corporation

			April 2006;	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd.

			April 1976;	Joined Kubota Corporation

4	Takeshi Torigoe (April 8, 1950)	27,000 Shares	Senior Managing Executive Officer of Kubota Corporation, General Manager of Social Infrastructure Consolidated Division, In charge of Quality Assurance & Manufacturing Promotion Dept.

			April 2011;	Senior Managing Executive Officer of Kubota Corporation (to present)

			April 2010;	In charge of Quality Assurance & Manufacturing Promotion Dept. (to present)

			June 2009;	Managing Executive Officer of Kubota Corporation

			April 2009;	General Manager of Materials Division and Steel Castings Business Unit

			April 2009;	General Manager of Social Infrastructure Consolidated Division (to present)

			April 2009;	Director and Managing Executive Officer of Kubota Corporation

			January 2009;	Deputy General Manager of Water, Environment & Infrastructure Consolidated Division

			June 2006;	Director of Kubota Corporation

			April 2005;	General Manager of Steel Castings Division

			April 1976;	Joined Kubota Corporation

5	Masayoshi Kitaoka (December 11, 1949)	18,000 Shares	Managing Executive Officer of Kubota Corporation, General Manager of Water & Environment Systems Consolidated Division, General Manager of Tokyo Head Office

			April 2011;	General Manager of Water & Environment Systems Consolidated Division, General Manager of Tokyo Head Office (to present)

			April 2010;	General Manager of Water Engineering & Solution Division, Membrane Systems Business Unit and Business Coordination Dept. in Membrane Systems Business Unit, President of Kubota Membrane Co., Ltd.

			June 2009;	Managing Executive Officer of Kubota Corporation (to present)

			April 2009;	In charge of Secretary & Public Relations Dept., General Affairs Dept. and Tokyo Administration Dept.

			April 2009;	Director and Managing Executive Officer of Kubota Corporation

			April 2008;	Managing Director of Kubota Corporation

			April 2007;	In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office

			June 2005;	Director of Kubota Corporation

			April 2004;	General Manager of Farm Machinery Division

			April 1973;	Joined Kubota Corporation

6	Toshihiro Kubo (April 5, 1953)	18,000 Shares	Managing Executive Officer of Kubota Corporation, In charge of Personnel Dept., Secretary Dept., Corporate Communications Dept., General Affairs Dept., and Tokyo Administration Dept., General Manager of Head Office

			April 2011;	Managing Executive Officer of Kubota Corporation (to present)

			June 2010;	In charge of Secretary Dept. and Corporate Communications Dept.(to present)

			April 2010;	In charge of Secretary & Public Relations Dept.,

			April 2010;	In charge of Personnel Dept., General Affairs Dept., and Tokyo Administration Dept., General Manager of Head Office (to present)

			June 2009;	Executive Officer of Kubota Corporation

			April 2009;	Deputy General Manager of Water & Environment Systems Consolidated Division, General Manager of Water & Environment Systems , Social Infrastructure Business Promotion Headquarters, Water & Environment Systems, Social Infrastructure Production Control Dept.

			April 2009;	Director and Executive Officer of Kubota Corporation

			June 2007;	General Manager of Production Control Headquarter in Water, Environment & Infrastructure Consolidated Division and Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

			June 2007;	Director of Kubota Corporation

			October 2005;	General Manager of Planning Dept. in Ductile Iron Pipe Division

			April 1979;	Joined Kubota Corporation

7	Yuzuru Mizuno (January 21, 1948)	18,000 Shares	Director of Kubota Corporation, Executive Vice President of Matsushita Real Estate Co., Ltd.

			June 2009;	Director of Kubota Corporation (to present)

			July 2008;	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)

			June 2005;	Corporate Auditor of Kubota Corporation

			July 2004;	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations

			February 2004;	Director (non full-time) of Nippon Otis Elevator Company

			October 2000;	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.

			October 2000;	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.

			June 1998;	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.

			December 1995;	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.

			April 1970;	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

8	Junichi Sato (March 26, 1950)	0 Shares	Senior Executive Officer Daikin Industries, Ltd., In charge of Global Air-Conditioning Business (excluding Japan)

			June 2007;	In charge of Global Sales Strategies for Commercial and Industrial Refrigeration (excluding Japan)

			June 2007;	In charge of Global Air-Conditioning Business (excluding Japan) (to present)

			May 2005;	General Manager Global Operations Division

			June 2004;	In charge of Global Operations Division, Air-Conditioning Operations in the Europe/Middle East/Africa Region and President & Managing Director Daikin Europe N.V.

			June 2004;	Senior Executive Officer Daikin Industries, Ltd. (to present)

			June 2003;	Senior Associate Officer Daikin Industries, Ltd.

			June 2000;	In charge of Global Operations Division, Air-Conditioning Operations in the Europe Region and President & Managing Director Daikin Europe N.V.,

			June 2000;	Associate Officer Daikin Industries, Ltd.

			July 1998;	President & Managing Director Daikin Europe N.V.

			December 1973;	Joined Daikin Industries, Ltd.

Notes:

1.	No conflict of interest exists between Kubota Corporation and the above candidates for Directors.

2.	Mr. Yuzuru Mizuno is a candidate for outside Director and has adequate experience and considerable insight as a professional in corporate accounting, finance and overseas business operations for a long time. In addition, he had assumed office as a Corporate Auditor of Kubota Corporation for four years. Kubota Corporation considers that he could give advice on globalization, corporate management and strategy from a wide-ranging viewpoint and experience.

He will have assumed office as an outside Director for two year at the end of the 121st ordinary general meeting of shareholders.

3.	Mr. Junichi Sato is a candidate for outside Director and has adequate experience and considerable insight as a professional in overseas business operations and corporate strategy for a long time. Kubota Corporation considers that he could give advice on globalization, corporate management and strategy from a wide-ranging viewpoint and experience.

2nd Subject for discussion:

Matters concerning election of 4 Corporate Auditors

The term of office of 2 Corporate Auditors of Kubota Corporation, Messers. Yoshiharu Nishiguchi and Masanobu Wakabayashi, will expire and other 2 Corporate Auditors of Kubota Corporation, Messers. Toshihiro Fukuda and Yoshiro Suekawa, will resign their offices at the conclusion of the 121st Ordinary General Meeting of Shareholders. Accordingly, it is proposed to elect 4 Corporate Auditors of Kubota Corporation.

This subject was obtained agreement from the Board of Corporate Auditors.

Among the 4 candidates for Corporate Auditors, Messers. Akira Negishi and Ryoji Sato, are candidates for outside Corporate Auditors.

The candidates for Directors are as follows:

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including important concurrent offices)
1	Hirokazu Nara	29,000 Shares	Director of Kubota Corporation
(October 2, 1948)
			April 2011;	Director of Kubota Corporation (to present)

			October 2010;	General Manager of Tokyo Head Office

			April 2009;	General Manager of Water & Environment Systems Consolidated Division

			April 2009;	Representative Director and Senior Managing Executive Officer of Kubota Corporation

			April 2007;	In charge of Corporate Staff Section (assistant)

			April 2007;	Managing Director of Kubota Corporation

			October 2005;	In charge of Corporate Planning & Control Dept.

			June 2005;	In charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., Finance & Accounting Dept. General Manager of Corporate Planning & Control Dept.

			June 2005;	Director of Kubota Corporation,

			April 2005;	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) and General Manager of Corporate Planning & Control Dept.

			April 1971;	Joined Kubota Corporation

2	Hiroshi Shiaku (March 10, 1951)	7,000 Shares	Corporate Auditor of KMEW Co., Ltd.
			June 2008;	Corporate Auditor of Kubota Matsushita Exterior Works Co., Ltd. (subsequently, KMEW Co., Ltd.) (to present)

			June 2003;	General Manager of Compliance Auditing Dept.

			April 1973;	Joined Kubota Corporation

3	Akira Negishi (March 23, 1943)	0 Shares	Honorary Professor of Kobe University, Professor of Konan Law School, Attorney
			April 2006;	Registered as an attorney with Osaka Bar Association (to present)

			April 2006;	Professor of Konan Law School (to present)

			April 2006;	Honorary Professor of Kobe University (to present)

			March 2006;	Retirement from Kobe University

			April 1998;	Vice President of Kobe University

			April 1996;	Head of faculty of law in Kobe University

			April 1978;	Professor of faculty of law in Kobe University

			April 1969;	Assistant professor of faculty of law in Kobe University

			April 1965;	19th Legal Apprenticeship

4	Ryoji Sato (December 7, 1946)	0 Shares	Certified Public Accountant
			May 2011;	Retired from Senior Advisor, Deloitte Touche Tohmatsu LLC

			November 2010;	Senior Advisor, Deloitte Touche Tohmatsu LLC

			June 2007;	Executive member, Deloitte Touche Tohmatsu Limited (Global organization)

			June 2007;	Chief Executive Officer of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC)

			June 2004;	Representative Partner and Managing Partner, Tokyo Office of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC)

			June 2001;	Managing Partner, Tokyo Office of Tohmatsu & Co. (currently, Deloitte Touche Tohmatsu LLC)

			June 1997;	Board member of Tohmatsu & Co. (currently, Deloitte Touche Tohmatsu LLC)

			April 1975;	Registered as a Certified Public Accountant with the Japanese Institute of Certified Public Accountants (to present)

			October 1971;	Joined Tohmatsu Awoki & Co. (currently, Deloitte Touche Tohmatsu LLC)

Notes:

1.	No conflict of interest exists between Kubota Corporation and the above candidates for Corporate Auditors.

2.	Mr. Hiroshi Shiaku is assuming office as a Corporate Auditor of KMEW Co., Ltd. at this time and the term of office will expire at the conclusion of the Ordinary General Meeting of Shareholders of KMEW Co., Ltd. held on June 13, 2011.

3.	Mr. Akira Negishi is a candidate for outside Corporate Auditor and has adequate experience and considerable insight as a jurist, especially as a professional for economic legislation (anti-monopoly law), and could advise and audit management overall from a wide-ranging viewpoint with his adequate experience.

4.	Mr. Ryoji Sato is a candidate for outside Corporate Auditor and has adequate experience and considerable insight as a CPA in corporate accounting and finance, especially regarding US GAAP and IFRSs, and could advise and audit management overall from a wide-ranging viewpoint with his adequate experience.

3rd Subject for discussion:

Matters concerning bonus payments for Directors

Kubota Corporation will pay Directors’ bonuses (¥93 million) for 6 Directors (excluding outside Directors) at the end of the fiscal year ended March 31, 2011, in consideration of results of operations for the fiscal year ended March 31, 2011.

Kubota Corporation asks shareholders to entrust the amount of bonuses for each Director to the Board of Directors.

End of documents

REFERENTIAL MATERIALS FOR THE MATTERS TO BE REPORTED

Business Report for the 121st Period

(from April 1, 2010 to March 31, 2011)

I. Item of Overview of Operations

(1) Review of Operations

1) General Condition of Kubota Corporation and subsidiaries

For the year ended March 31, 2011, Kubota Corporation and subsidiaries (hereinafter, the “Company”) attained the same level of revenues as the prior year and steadily increased profit from the prior year. Negative impacts of stronger yen, price hike of raw materials and effects of the Great East Japan Earthquake were made up for by an increase in overseas revenues supported by recovery of world economies and company-wide cost reduction.

For the year ended March 31, 2011, revenues of the Company increased ¥3.0 billion (0.3%), to ¥933.7 billion from the prior year. Domestic revenues decreased from the prior year due to weak demand for farm equipment and public works related products as well as a decrease in revenues resulting from the Great East Japan Earthquake. Revenues in North America and Europe steadily increased mainly due to sustained economic recovery. Revenues in Asia outside Japan continued to grow, even though growth rate of sales of farm equipment was slowed down mainly affected by broken weather. The ratio of overseas revenues to consolidated revenues was 48.8%, 2.7 percentage points higher than the prior year end.

Operating income increased ¥16.4 billion (23.5%), to ¥86.1 billion from the prior year. Operating income in Farm & Industrial Machinery increased due to increased overseas revenues and cost reduction in spite of negative effects of stronger yen and the Great East Japan Earthquake. However, operating income in Water & Environment Systems decreased due to a decline of revenues and price hikes of raw materials. Operating income in both Social Infrastructure and Other also decreased.

Income before income taxes and equity in net income of affiliated companies increased ¥17.8 billion (24.2%), to ¥91.3 billion due to an increase in operating income and other income. Income taxes were ¥30.7 billion (representing an effective tax rate of 33.6%), and equity in net income of affiliated companies was ¥0.5 billion. Accordingly, net income increased ¥13.2 billion (27.6%), to ¥61.1 billion. After deducting ¥6.3 billion of net income attributable to the noncontrolling interests, net income attributable to Kubota Corporation was ¥54.8 billion, ¥12.5 billion (29.5%) higher than the prior year.

As for the damages that the Company received from the Great East Japan Earthquake, although some plants and sales facilities located in east Japan suffered loss, the damaged sites were promptly remediated and resumed business activities.

However, supply of parts and electric power is not stable in some production sites and efforts are being made to restore full-production at those sites.

2) Review of Operations by Reporting Segments

(a) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines and construction machinery.

Revenues in this segment increased 5.6%, to ¥651.5 billion from the prior year, comprising 69.8 % of consolidated revenues.

Domestic revenues decreased 1.4%, to ¥226.4 billion. In the domestic market, demand for farm equipment was sluggish due to weakening motivation for buying farm equipment affected by price slump of rice and an absence of governmental subsidy for leasing agricultural machinery which was implemented in the prior year. Moreover, the Great East Japan Earthquake gave a negative impact on demand for farm equipment. Accordingly, sales of farm equipment remained at a lower level. On the other hand, sales of construction machinery and engines increased largely due to an upturn of demand.

Overseas revenues increased 9.8%, to ¥425.1 billion. In North America, sales of tractors and construction machinery increased as a result of aggressive sales promotion activities. Sales of engines also increased largely supported by favorable demand. In Europe, sales of construction machinery and engines increased substantially due to a rapid recovery of demand, while sales of tractors decreased. In Asia outside Japan, although growth rate of sales of farm equipment slowed down mainly affected by broken weather, sales of construction machinery largely increased.

(b) Water & Environment Systems

Water & Environment Systems comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental plants, pumps and other products).

Revenues in this segment decreased 13.5%, to ¥192.8 billion from the prior year, comprising 20.6 % of consolidated revenues.

Domestic revenues decreased 9.8%, to ¥178.7 billion. Sales of pipe-related products such as ductile iron pipes and plastic pipes decreased substantially due to sluggish demand. Sales of environment-related products also decreased mainly due to a decrease in sales of products related to water and sewage treatment, and waste treatment. Overseas revenues decreased 43.3%, to ¥14.1 billion, due to substantial sales declines of ductile iron pipes and pumps.

(c) Social Infrastructure

Social Infrastructure comprises industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, and air-conditioning equipment.

Revenues in this segment decreased 4.5%, to ¥60.4 billion from the prior year, comprising 6.5 % of consolidated revenues.

Domestic revenues decreased 5.8%, to ¥44.3 billion. Although sales of electronic equipped machinery and air-conditioning equipment increased, sales of spiral welded steel pipes largely decreased and sales of industrial castings and vending machines also decreased from the prior year. Overseas revenues decreased 0.7%, to ¥16.2 billion due to the sales decline of industrial castings.

(d) Other

Other comprises construction, services and other business.

Revenues in this segment increased 4.6%, to ¥29.0 billion from the prior year, comprising 3.1 % of consolidated revenues, due to an increase in sales of construction and other business.

Revenues by Reporting Segment

	Revenues (in billions of yen*)	Percentage Change	Percentage of total Revenues
Farm & Industrial Machinery	651.5	5.6%	69.8%
Water & Environment Systems	192.8	(13.5)	20.6
Social Infrastructure	60.4	(4.5)	6.5
Other	29.0	4.6	3.1

Total	933.7	0.3	100.0

(*)	The amounts have been rounded off to the nearest ¥0.1 billion.

3) Capital Expenditures

The Company made capital expenditures totaling ¥24.0 billion during the fiscal year under review, including investments for expanding overseas production and producing new models.

4) Financing

Funds for capital expenditures were obtained mainly from the Company’s internal resources. In addition, repayment of debt was made including redemption of ¥10.0 billion straight bond.

(2) Priority Policies

The Company will implement the following measures in order to achieve medium- to long-term growth amid the difficult business environment.

1) Adherence to basic policies

The Company will firmly maintain basic policies as before that are fundamental to management of the Company.

(a) Management emphasizing the front-line of business with focus on technology and manufacturing capabilities

The Company continues conducting business with enhancing capabilities for developing technologies and manufacturing proficiency that form the backbone of a manufacturer. In order to realize a medium- to long-term growth by prevailing against increasingly fierce competition under ongoing globalization of the Company’s business, it is essential to bolster the capabilities for developing technologies and manufacturing proficiency. To this end, the Company will identify the fields of R&D it should focus on and make efforts to obtain advanced technologies. The Company will also devote itself to accumulate overwhelming manufacturing proficiency by strengthening organizational structure which facilitates advancement of quality of product and production engineering.

(b)Enhancement of CSR management

It is essential for the Company to thoroughly implement CSR management by giving due consideration to the development of society and conservation of the global environment in order to attain sustainable growth and development of the Company.

The Company has been implementing its CSR management with placing emphasis on reducing the load on the global environment, promoting diversity management and strengthening internal control system. In addition to these priority issues, the Company will engage in relief activities for the victims of the Great East Japan Earthquake and reconstruction assistance for the disaster areas from now on.

2) Promotion of globalization

The Company’s overseas revenues are approaching half of total revenues. To further expand its business, it is necessary to globalize all aspects of the Company’s operations. The Company intends to promote globalization of not only sales activities but also production, R&D, allocation of management resources as well as business management system.

In concrete terms, the Company will accelerate expansion of overseas production and promote localization of R&D and facilitate the use of locally-hired human resources. The Company will also establish management system that can manage group-wide resources on business and allocate them to each country and region timelier. In addition, the Company will establish regional management framework to cope with rapidly changing each market.

3) Enhancement of activities for future business expansion

The Company will develop business in the fields which are related to food, water and environment to seek sustainable long-term growth. In the business of machinery, the Company will contribute to increase in worldwide food production as a comprehensive manufacturer of agricultural machinery by entering into market of agricultural machinery for dry field farming in addition to currently engaging agricultural machinery business for rice farming. In the field of water and environment, the Company will fully develop water- and environment-related business in Asia outside Japan. In the year ended March 31, 2011, the Company established a subsidiary in China which produces and sells pumps and newly set up “Water & Environment Innovative Research Laboratory” to meet the needs of water and environment infrastructure in the emerging countries. In the year ending March 31, 2012, the Company will establish two subsidiaries in China which will engage in water- and environment -related business. By utilizing business experiences accumulated over the years in Japan, the Company intends to bring up water- and environment -related business in Asia outside Japan to become a growth field of the Company.

4) Addressing to the Great East Japan Earthquake

It is one of important management issues to properly address to the Great East Japan Earthquake, which caused unprecedented damage to Japan. The Company has been engaging in supportive activities in diverse ways with establishing the Countermeasures Headquarters for Reconstruction Assistance immediately after the Earthquake and intends to continue such activities in the future.

In addition, the Company will sustain production capacity in order to provide the products that are necessary for reconstruction of the disaster areas. From this perspective, the Company will make concerted efforts to restore normal production of some plants which are being affected by parts shortage resulting from the Earthquake.

5) Issues upon which the Company should implement countermeasures

(Actions for the health hazard of asbestos)

The Company will continuously cope with this issue faithfully from the view point of Corporate Social Responsibility as one of manufacturers that once manufactured asbestos-containing products.

Initiatives to date

•	Relief payment

Kubota Corporation has established “Relief Payment System for the Asbestos-Related Patients and the Family Members of the Deceased near the Former Kanzaki Plant” on April 17, 2006 and paid the relief payments to 212 parties up to March 31, 2011.

•	Actions for Medical support for asbestos-related diseases

The Company has paid contributions to Hyogo College of Medicine and Osaka Medical Center for Cancer and Cardiovascular Diseases for the purpose of medical treatment and research of asbestos-related diseases, which was allocated for the year ended March 31, 2011.

Although the global economy is on the road to recovery, it is fraught with uncertainty and remains unstable. Moreover, the Great East Japan Earthquake gave tremendous impact to Japanese economy, and manufacturing and sales activities of Japanese companies were seriously affected. Considering that a lot of difficulties are anticipated for the revitalization of Japanese economy, business environment surrounding the Company is expected to remain unpredictable and severe. Under these difficult circumstances, the Company will seek long-term growth and development, and an increase in its enterprise value through steady implementation of these measures outlined above.

We appreciate and look forward to continued support of all shareholders.

(3) The financial position and the results of operations

1) Consolidated Financial Summary

Year (Period)	Year ended March 31, 2008 (118th)	Year ended March 31, 2009 (119th)	Year ended March 31, 2010 (120th)	Year ended March 31, 2011 (121st)
Revenues (in billions of yen)	1,154.6	1,107.5	930.6	933.7
Operating income (in billions of yen)	136.9	102.8	69.7	86.1
Income before income taxes and equity in net income of affiliated companies (in billions of yen)	122.6	83.3	73.5	91.3
Net income attributable to Kubota Corporation (in billions of yen)	68.0	48.1	42.3	54.8
Net income attributable to Kubota Corporation per common share (in yen) (Basic)	52.80	37.68	33.28	43.11
Total assets (in billions of yen)	1,464.3	1,385.8	1,409.0	1,356.9
Equity (in billions of yen)	691.3	616.2	671.6	681.4
Kubota Corporation shareholders’ equity (in billions of yen)	648.1	578.3	626.4	634.9
Kubota Corporation shareholders’ equity per common share (in yen)	506.09	454.60	492.51	499.24

Notes:

1.	The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.	Net income attributable to Kubota Corporation per common share is calculated based on the weighted average number of outstanding common shares for the period. Shareholders’ equity per common share is calculated based on the number of outstanding common shares at the end of the period. These per common share amounts have been calculated after deducting the number of shares of treasury stock.

3.	Kubota Corporation shareholders’ equity per common share is calculated based on total amount of Kubota Corporation shareholders’ equity in consolidated balance sheets.

4.	The amounts have been rounded off to the nearest ¥0.1 billion except per common share amounts and per common share amounts have been rounded off to the nearest yen.

2) Financial Summary (Non-consolidated)

Year (Period)	Year ended March 31, 2008 (118th)	Year ended March 31, 2009 (119th)	Year ended March 31, 2010 (120th)	Year ended March 31, 2011 (121st)
Net sales (in billions of yen)	685.4	643.0	540.4	565.0
Operating income (in billions of yen)	61.9	27.8	25.6	28.7
Ordinary income (in billions of yen)	64.3	25.6	37.4	33.8
Net income (in billions of yen)	32.9	3.8	29.2	20.5
Net income per common share (in yen) (Basic)	25.53	3.01	23.02	16.11
Total assets (in billions of yen)	814.8	736.4	744.1	719.2
Net assets (in billions of yen)	459.9	409.0	432.0	432.8
Net assets per common share (in yen)	359.06	321.47	339.59	340.27

Notes:

1.	Net income per common share is calculated based on the weighted average number of outstanding common shares for the period. Net assets per common share are calculated based on the number of outstanding common shares at the end of the period. These per common share amounts have been calculated after deducting the number of shares of treasury stock.

2.	The amounts have been rounded down to the nearest ¥0.1 billion except per common share amounts and per common share amounts have been rounded down to the nearest yen.

(4) Main Subsidiaries and Affiliated Companies (As of March 31, 2011)

Name		Issued capital	Percentage of voting shares		Major operations

(Subsidiaries)
1	Kubota Credit Co., Ltd.	¥0.3 billion	66.8 [15.1	]	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan

2	Kubota-C.I. Co., Ltd.	¥3.0 billion	70.0		Manufacturing and sales of plastic pipes and fittings

3	Kubota U.S.A., Inc.	US$167 million	100.0		Administration of subsidiaries in the U.S.A.

4	Kubota Tractor Corporation	US$37 million	90.0 [90.0	]	Sales of tractors, small-sized construction machinery and related products in the U.S.A.

5	Kubota Credit Corporation	US$8 million	100.0 [90.0	]	Retail financing to purchasers of tractors, construction machinery and related products in the U.S.A.

6	Kubota Manufacturing of America Corporation	US$10 million	100.0 [100.0	]	Manufacturing and sales of small-sized tractors, lawn mowers and utility vehicles

7	Kubota Industrial Equipment Corporation	US$20 million	100.0 [100.0	]	Manufacturing and sales of implements for tractors

8	Kubota Engine America Corporation	US$10 million	90.0 [90.0	]	Sales, engineering and after-sales service of engines, engine parts and engine accessories

9	Kubota Canada Ltd.	Can$6 million	80.0		Sales of tractors, engines, small-sized construction machinery and other machinery in Canada

10	Kubota Metal Corporation	Can$15 million	100.0		Manufacturing and sales of cast steel products in North America, mainly in Canada

11	Kubota Europe S.A.S.	EUR11 million	73.8		Sales of tractors, engines and small-sized construction machinery in Europe, mainly in France

12	Kubota Baumaschinen GmbH	EUR14 million	100.0		Manufacturing and sales of small-sized construction machinery in Europe, mainly in Germany

13	Kubota (Deutschland) GmbH	EUR3 million	80.0		Sales of tractors, tillers, engines and other machinery in Germany

14	Kubota (U.K.) Limited	£2 million	60.0		Sales of tractors, tillers, engines, small-sized construction machinery and other machinery in the U.K. and Ireland

15	Kubota Agricultural Machinery (Suzhou) Co., Ltd.	RMB 170 million	100.0		Manufacturing and sales of combine harvesters and rice transplanters and parts in China

16	SIAM KUBOTA Corporation Co., Ltd.	2,739 million bahts	60.0		Manufacturing and sales of tractors, combine harvesters, implement, diesel engines, power tillers and other machinery in Thailand and neighboring countries

(Affiliated Company)

1	KMEW Co., Ltd.	¥8.0 billion	50.0		Manufacturing and sales of roofing and siding materials

Notes:

1.	Figures inside [ ] represents ratio of indirect holding shares to total shares of each subsidiary, which is included in total percentage of voting shares described above [ ].

2.	The number of subsidiaries for the year under review is 104 (including above 16 companies), a decrease of one company from the prior year.

3.	Consolidated financial results of fiscal year ended March 31, 2011 are described in “I. Item of Overview of Operations, (1) Review of Operations”.

4.	The Company merged two subsidiaries, namely “The Siam Kubota Industry Co., Ltd.” and “Siam Kubota Tractor Co., Ltd.”, into one subsidiary, “SIAM KUBOTA Corporation Co., Ltd.” on August 1, 2010.

(5) Main Line of Business (As of March 31, 2011)

The Company is conducting its businesses in four fields: “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure” and “Other”.

Farm & Industrial Machinery

Farm equipment	Tractors, Tillers, Power tillers, Combine harvesters, Reaper binders, Harvesters, Rice transplanters

Ancillary tools and Implements for Agriculture	Implements, Attachments, Rice dryers, Mower, Pesticide sprayer, Vegetable production equipment, Rice mill, Refrigerator, Electric scooter, Automatic rice cooker and other equipment for agricultural use

Farm facilities	Cooperative facilities for rice drying and rice seedling, Gardening facilities, Cooperative separating facilities for fruits and vegetables, Rice mill plant, Farming Shed

Outdoor power equipment	Lawn and garden equipment, Lawn mower, Utility vehicle

Engines	Engines (for farming, construction, industrial machinery and generators)

Construction machinery	Mini excavators, Wheel loaders, Compact track loaders, Carriers, Tractor shovels, Welders, Generators, Light towers and other construction machinery related products

Water & Environment Systems

Pipe-related products	Ductile iron pipes, Plastic pipes (Unplasticized polyvinyl chloride pipe, Polyethylene pipe, Plastic lining steel pipe, Fittings and accessories), Valves (for water supply and sewerage systems, etc.), Small scale hydraulic power generating facility, Cast-iron drainage pipe, Single stack drain fitting

Environment- related products	Waste water treatment equipments and plants, Water purification facilities, Sludge incineration and melting plants, Membrane Solutions (Submerged membrane systems for night-soil and wastewater purification, Membrane methane fermentation unit) ,Waste shredding, sorting and recycling plants, Waste incinerating and melting plants, Night-soil treatment plants, Pumps (Furnishing and commissioning of pumping equipment for water supply, sewerage, irrigation and various fields), Johkasou systems (Septic Tanks), Bathtubs

Social Infrastructure

Industrial castings	Reformer tubes, Hearth rolls, G-Columns, G-Pile, Rolls for steel mills, Ceramics, TXAX (friction materials)

Steel pipes	Spiral welded steel pipes (Steel pipe pile, Steel pipe sheet pile)

Vending machines	Vending machines (for drinks, cigarettes and tickets)

Electronic equipped machinery	Scales, Weighing and measuring control system, CAD systems, Printing and vending machines for tickets

Air-conditioning equipment	Air-conditioning equipment

Other

Design and construction of water supply and sewerage systems, engineering works and architecture, Services, Roofing and siding materials

(6) Main domestic Offices and Factories (As of March 31, 2011)

	Name	Location
Offices

Head Office

Tokyo Head Office

Hokkaido Regional Office

Tohoku Regional Office

Chubu Regional Office

Chugoku Regional Office

Shikoku Regional Office

Kyusyu Regional Office

Hanshin Office

Okajima Business Center

Kyuhoji Business Center

Farm & Industrial Machinery Higashi-Nihon Office

Farm & Industrial Machinery Nishi-Nihon Office

Yokohama Branch

Osaka [Osaka]

Chuo-ku [Tokyo]

Sapporo [Hokkaido]

Sendai [Miyagi]

Nagoya [Aichi]

Hiroshima [Hiroshima]

Takamatsu [Kagawa]

Fukuoka [Fukuoka]

Amagasaki [Hyogo]

Osaka [Osaka]

Yao [Osaka]

Saitama [Saitama]

Amagasaki [Hyogo]

Yokohama [Kanagawa]

Plants	Hanshin Plant Keiyo Plant Hirakata Plant Shiga Plant Ryugasaki Plant Sakai Plant Utsunomiya Plant Tsukuba Plant Sakai-Rinkai Plant	Amagasaki [Hyogo] Funabashi and Ichikawa [Chiba] Hirakata [Osaka] Konan [Shiga] Ryugasaki [Ibaraki] Sakai [Osaka] Utsunomiya [Tochigi] Tsukubamirai [Ibaraki] Sakai [Osaka]

Main subsidiaries and affiliated companies (Location)

Farm & Industrial Machinery

27 domestic sales companies of farm equipment

Kubota Agri East Japan Corporation (Saitama, Japan)

Kubota Agri West Japan Corporation (Amagasaki, Japan)

Kubota Kenki Japan Corporation (Amagasaki, Japan)

Kubota Credit Co., Ltd. (Osaka, Japan)

Kubota Farm & Industrial Machinery Service Ltd. (Sakai, Japan)

Kubota U.S.A., Inc. (U.S.A.)

Kubota Tractor Corporation (U.S.A.)

Kubota Credit Corporation U.S.A. (U.S.A.)

Kubota Manufacturing of America Corporation (U.S.A.)

Kubota Industrial Equipment Corporation (U.S.A.)

Kubota Engine America Corporation (U.S.A.)

Kubota Canada Ltd. (Canada)

Kubota Europe S.A.S. (France)

Kubota Baumaschinen GmbH (Germany)

Kubota (Deutschland) GmbH (Germany)

Kubota (U.K.) Ltd. (U.K.)

Kubota Agricultural Machinery (Suzhou) Co., Ltd. (China)

SIAM KUBOTA Corporation Co., Ltd. (Thailand)

Water & Environment Systems

Kubota-C.I. Co., Ltd. (Osaka, Japan) Nippon Plastic Industry Co., Ltd. (Komaki, Japan) Kubota Environmental Service Co., Ltd. (Taito-ku, Tokyo, Japan)

Social Infrastructure

Kubota Metal Corporation (Canada) Kubota Air Conditioner, Ltd. (Chuo-ku, Tokyo, Japan)

Other

Kubota Construction Co., Ltd. (Osaka, Japan) KMEW Co., Ltd. (Osaka, Japan)

(7) Employees (As of March 31, 2011)

	Number of employees	Change from previous period
Consolidated:	25,409	+631
Non-consolidated:	9,647	+268

(8) Main Financing Bank (As of March 31, 2011)

Name	Balance of the loan
Sumitomo Mitsui Banking Corporation	¥64.9 billion
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	¥51.8 billion
Mizuho Corporate Bank, Ltd.	¥51.5 billion

II. Item on Shares of Kubota Corporation

(1) Stock Data (As of March 31, 2011)

1) Total number of Authorized Common Shares:	1,874,700,000 shares
2) Total number of Common Shares Outstanding:	1,285,919,180 shares
(including 13,764,659 shares of treasury stock)
3) Number of Shareholders:	45,121

4) Number of shares constituting one full unit of shares of Kubota Corporation shall be one thousand.

5) Principal Shareholders (Top 10)

Name	Number of Shares (thousand of shares)	Percentage of Issued Shares(*1)
Japan Trustee Services Bank, Ltd.	150,401	11.82
The Master Trust Bank of Japan, Ltd.	105,488	8.29
Nippon Life Insurance Company	67,978	5.34
Meiji Yasuda Life Insurance Company	60,262	4.73
Sumitomo Mitsui Banking Corporation	45,006	3.53
Mizuho Corporate Bank, Ltd.	40,851	3.21
Moxley & Co.	36,758	2.88
J.P. Morgan Chase Bank 380055	29,691	2.33
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	23,287	1.83
Trust & Custody Service Bank, Ltd.	23,181	1.82

Notes:

1.	(*1) Percentage of issued shares is calculated excluding treasury stock on March 31, 2011.

2.	The number of shares owned by Japan Trustee Services Bank, Ltd. includes 22,982 thousand shares held by Sumitomo Trust and Banking Co., Ltd. Retirement Benefit Trust Account.

(2) Purchase, sale and possession of treasury stock (As of March 31, 2011)

1) Total amount of shares purchased during this fiscal year

Total amount of shares purchased less than the minimum unit:

Total number of shares acquired:	64,636 common shares
Total amount of shares acquired:	¥49,741,967

2) Total amount of shares sold less than the minimum unit during this fiscal year

Total number of shares sold:	3,873 common shares
Total amount of shares sold:	¥2,577,789

3) Total number of treasury stock on March 31, 2011:	13,764,659 of common shares

(Total number of treasury stock on March 31, 2010:	13,703,896 of common shares)

III. Item of Directors and Corporate Auditors of Kubota Corporation

(1) Name of Directors and Corporate Auditors (As of March 31, 2011)

Title	Name	Responsibilities and important concurrent offices
Representative Director, Chairman, President & CEO	Yasuo Masumoto

Representative Director and Senior Managing Executive Officer	Hirokazu Nara	General Manager of Water & Environment Systems Consolidated Division, General Manager of Tokyo Head Office

Representative Director and Senior Managing Executive Officer	Tetsuji Tomita	General Manager of Farm & Industrial Machinery Consolidated Division

Director and Managing Executive Officer	Satoru Sakamoto	In charge of Planning & Control Headquarters

Director & Executive Advisor	Daisuke Hatakake

Director	Moriya Hayashi

Director	Yuzuru Mizuno	Representative Director and Executive Vice President of Matsushita Real Estate Co., Ltd.

Director	Kan Trakulhoon	President and CEO of Siam Cement Group

Corporate Auditor	Yoshiharu Nishiguchi	Full-time

Corporate Auditor	Toshihiro Fukuda	Full-time

Corporate Auditor	Masao Morishita	Full-time

Corporate Auditor	Yoshio Suekawa	Certified Public Accountant

Corporate Auditor	Masanobu Wakabayashi	Attorney

Notes:

1.	Messrs. Yuzuru Mizuno, Kan Trakulhoon are outside Directors.

2.	Messrs. Masao Morishita, Yoshio Suekawa, Masanobu Wakabayashi are outside Corporate Auditors.

3.	Mr. Yoshio Suekawa, an outside Corporate Auditor of Kubota Corporation, is a certified public accountant and has an adequate knowledge regarding accounting and finance including accounting principles generally accepted in the United States of America.

4.	Matsushita Real Estate Co., Ltd., of which Mr. Yuzuru Mizuno currently holds an important post, has no special relation with Kubota Corporation.

Siam Cement Group, of which Mr. Kan Trakulhoon currently holds an important post, is a partner of SIAM KUBOTA Corporation Co., Ltd.

5.	Changes of Directors during the fiscal year ended March 31, 2011

On January 1, 2011, there were changes in titles of following three Directors: the title of Mr. Yasuo Masumoto changed from Representative Director, President & CEO to Representative Director, Chairman, President & CEO; the title of Mr. Daisuke Hatakake changed from Chairman of the Board of Directors to Director & Executive Advisor; the title of Mr. Moriya Hayashi changed from Vice Chairman of the Board of Directors to Director.

6.	Kubota Corporation had changed title and responsibilities and principal position of Directors as follows on April 1, 2011.

Title	Name	Responsibilities and principal position
Representative Director and Executive Vice President	Tetsuji Tomita	General Manager of Farm & Industrial Machinery Consolidated Division

Director and Senior Managing Executive Officer	Satoru Sakamoto	In charge of Planning & Control Headquarters

Director	Hirokazu Nara

7.	Kubota Corporation appointed Executive Officers as follow on April 1, 2011.

Executive Officers indicated by an asterisk (*) in the below table were newly appointed on April 1, 2011.

3 Executive Officers of Kubota Corporation, namely Messers. Nobuyo Shioji, Takashi Yoshii, Kohkichi Uji, left their offices as the end of his term approaches on March 31, 2011.

Executive Officers (on April 1, 2011)

Title	Name	Responsibilities and important concurrent offices
Senior Managing Executive Officer	Eisaku Shinohara	In charge of Research & Development Planning & Promotion Dept. and Environmental Protection Dept.

Senior Managing Executive Officer	Masatoshi Kimata	President of SIAM KUBOTA Corporation Co., Ltd.

Senior Managing Executive Officer	Nobuyuki Toshikuni	General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division, In charge of Instrumentation and Control Technology Center

Senior Managing Executive Officer	Takeshi Torigoe	General Manager of Social Infrastructure Consolidated Division, In Charge of Quality Assurance & Manufacturing Promotion Dept.

Managing Executive Officer	Masayoshi Kitaoka	General Manager of Water & Environment Systems Consolidated Division, General Manager of Tokyo Head Office

Managing Executive Officer	Hideki Iwabu	General Manager of Water & Environment Innovative Research Laboratory

Managing Executive Officer	Katsuyuki Iwana	General Manager of Manufacturing Headquarters and Procurement Headquarters in Farm & Industrial Machinery Consolidated Division

Managing Executive Officer	Toshihiro Kubo	In charge of Personnel Dept., Secretary Dept., Corporate Communications Dept., General Affairs Dept., and Tokyo Administration Dept., General Manager of Head Office

Managing Executive Officer	Kenshiro Ogawa	General Manager of Construction Machinery Division, General Manager of Construction Machinery Planning & Control Dept. in Construction Machinery Division

Managing Executive Officer	Tetsu Fukui

In charge of Water & Environment Systems Consolidated Division Production Control Dept., Water & Environment Systems Consolidated Division Quality Assurance Dept., Water & Environment Systems Consolidated Division Purchasing Dept.,

General Manager of Environmental Equipment R&D Center in Water & Environment Systems Consolidated Division

Managing Executive Officer	Satoshi Iida	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

Managing Executive Officer	Shigeru Kimura	General Manager of Planning & Control Headquarters

Executive Officer	Masakazu Tanaka	General Manager of Farm Machinery Division

Executive Officer	Taichi Itoh	General Manager of Health & Safety Planning & Promotion Dept.

Executive Officer	Yujiro Kimura	General Manager of Strategy Planning Office

Executive Officer	Shinji Sasaki	General Manager of Engine Division

Executive Officer	Hiroshi Matsuki	General Manager of Steel Pipe Division

Executive Officer	Yuichi Kitao	President of Kubota Tractor Corporation

Executive Officer	Kunio Suwa	General Manager of CSR Planning & Coordination Headquarters

Executive Officer	Toshihiko Kurosawa	General Manager of Pumps Division

Executive Officer	Hiroshi Kawakami	Senior Executive Vice President of SIAM KUBOTA Corporation Co., Ltd.

Executive Officer	Satoshi Machida*	General Manager of Tractor Division

Executive Officer	Masaharu Tabata*	General Manager of Pipe Systems Division

Executive Officer	Yoshiyuki Fujita*	General Manager of Global Management Promotion Dept.

Executive Officer	Kaoru Hamada*	General Manager of Materials Division

(2) Remuneration for Directors and Corporate Auditors

Title	Number	Total
Director	8	¥ 473 million (including ¥ 24 million for 2 outside Directors)

Corporate Auditor	5	¥ 108 million (including ¥ 48 million for 3 outside Corporate Auditors)

Note:

Remuneration for Directors includes ¥93 million of bonuses for Directors to be proposed on the 121st Ordinary General Meeting of Shareholders.

(3) Policy for Determination of Remuneration and its Calculation Method for Directors and Corporate Auditors

The remuneration for directors is determined at the Board of Directors Meeting in consideration of operating result, compensation levels of other companies, wage level of employees, and the report of the Compensation Council within the range of remuneration amounts resolved by a general meeting of shareholders. The Compensation Council is composed of representative directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the Board of Directors Meeting after approval of President.

The remuneration for corporate auditors is determined by agreement of the Board of Corporate Auditors within the range of remuneration amounts resolved by a general meeting of shareholders.

(4) Activity report for outside Directors and outside Corporate Auditors

Position	Name	Their Activities
Director	Yuzuru Mizuno	Mr. Yuzuru Mizuno attended all 12 Board of Directors’ Meetings and made use of considerable experience and extensive knowledge of business management. He also expressed opinions about corporate management based on viewpoint of corporate accounting, finance, and foreign business management.

Director	Kan Trakulhoon	Mr. Kan Trakulhoon attended 10 Board of Directors’ Meetings (out of 12 meetings) and made use of considerable experience and extensive knowledge of business management. He also expressed opinions about corporate management based on viewpoint of global management.

Corporate Auditor	Masao Morishita	Mr. Masao Morishita, who is a Corporate Auditor (full-time), attended all 12 Board of Directors’ Meetings and all 16 Board of Corporate Auditors’ Meetings and expressed opinions based on long experience in corporate accounting and finance and professional viewpoint. He also attended the regular meetings with Representative Directors and expressed opinions.

Corporate Auditor	Yoshio Suekawa	Mr. Yoshio Suekawa attended all 12 Board of Directors’ Meetings and all 16 Board of Corporate Auditors’ Meetings and expressed opinions regarding accounting and financial matters, including accounting principles generally accepted in the United States of America, from professional viewpoint. He also attended the regular meetings with Representative Directors and expressed opinions.

Corporate Auditor	Masanobu Wakabayashi	Mr. Masanobu Wakabayashi attended all 12 Board of Directors’ Meetings and all 16 Board of Corporate Auditors’ Meetings and expressed opinions based on long experience of legal career and professional viewpoint. He also attended the regular meetings with Representative Directors and expressed opinions.

IV. Independent Auditor

(1) Name of Independent Auditor

Deloitte Touche Tohmatsu LLC (Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein)

(2) Compensation for the Independent Auditor for the fiscal year ended March 31, 2011

1) Amount of compensation provided for the fiscal year ended March 31, 2011	¥205 million

2) Total amount of cash and other financial benefits payable by Kubota Corporation and its subsidiaries to the Independent Auditor	¥250 million

Notes:

1.	The compensation for auditing are not divided into the compensation related to the Corporate Law and the compensation related to the Financial Products Trading Law in the audit contract between Kubota Corporation and the Independent Auditor, and it cannot be divided into the two portions. Therefore, the amount 1) described above is a total amount of the two portions.

2.	Kubota Corporation paid fees to the Independent Auditor for the support services related to consultations on accounting and finance, which are not services specified in Article 2 Paragraph 1 of the Certified Public Accountant Law.

3.	Kubota Tractor Corporation and other 13 principal subsidiaries are audited by independent auditors different from the Independent Auditor of Kubota Corporation.

(3) Policies for Determining Dismissal or Non-reelection of Independent Auditor

The Board of Corporate Auditors examines the dismissal or non-reelection of the Independent Auditor if Kubota Corporation believes that it infringes upon or contravenes laws and regulations such as the Corporate Law, the Certified Public Accountant Law, or other laws. If the Board of Corporate Auditors determines that the dismissal or non-reelection is reasonable, it submits, in accordance with the rules and regulations for the Board of Corporate Auditors, a request to the Board of Directors to include the “dismissal or non-reelection of accounting auditor” in the agenda of the ordinary general meeting of shareholders.

V. Item of Systems to be developed to Establish Internal Control Systems

The Company has set and is implementing the following nine systems to ensure the propriety of our business operations.

1.	System to ensure that Directors and employees perform their duties in compliance with laws and regulations, and the articles of incorporation

As the basis of a system to ensure that Directors, Executive Officers and employees perform their duties in compliance with laws and regulations, and the articles of incorporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” to be observed by all Directors, Executive Officers and employees of Kubota Corporation and its subsidiaries.

Under the Company-Wide Risk Control Committee, the department in charge designated for each risk category of management risks (hereinafter referred to as the “department in charge”) undertakes such activities as education and training to promote compliance with laws and ethics, and performs internal audits.

In addition, based on the operational regulations “Operation of Whistle Blowing System”, Kubota Corporation sets up the “Kubota Hotline,” a service counter for in-house whistle blowing and consultation that is equipped with rules to protect whistle blowers, to discover at an early stage any improper conduct that infringes on laws or other regulations and to prevent such infringements from occurring.

2.	System related to the holding and control of information about Kubota Corporation’s Directors execution of their duties

Kubota Corporation properly keeps and controls information on the execution of duties by the Directors and Executive Officers in accordance with its in-house rules and regulations, such as the “Regulations on Custody of Documents” and other items. Kubota Corporation also maintains a standard by which such documents are available for examination, as necessary.

3.	Rules and regulations on the management of risks of losses and other systems

Kubota Corporation manages risks of compliance, environment, health and safety, disasters, quality, and other risks relating to the performance of business operations by establishing in-charge departments or committees under the Company-Wide Risk Control Committee, and by providing internal rules and regulations, manuals, and other guidelines to respond to such risks.

In order to respond to new risks, the Company-Wide Risk Control Committee will determine the department in charge, and the new risks will be controlled by the said department.

4.	System to ensure the efficient execution of duties by the Directors

The Board of Directors decides management execution policy, matters set in laws and regulations and other important matters regarding management, and oversights Directors and Executive Officers execution of their duties.

At the Executive Officers’ Meeting, President & Representative Director gives directions and information to the Executive Officers about policies and resolutions of the Board of Directors. The progress of execution of their duties is reported to President & Representative Director by the Executive Officers.

Kubota Corporation enhances our decision-making process by having adequate discussions in “management committee”, with the participation of the President and other Directors, to decide important management matters. Kubota Corporation also implements multidimensional studies in an “investment council,” mainly consisting of Directors in charge of indirect departments, to discuss important investment projects. The results of these discussions are reported to the Board of Directors to enhance the effectiveness of the system, in accordance with the operational regulations “Operation of Management Committee and Investment Council”.

5.	System to ensure proper business operations within Kubota Corporation, consisting of Kubota Corporation and its subsidiaries

To create a control environment for Kubota Corporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” and shares these philosophies. To ensure proper business operations of Kubota Corporation, including its subsidiaries, Kubota Corporation sets its in-house rules and regulations and establishes proper internal control systems. The status of the establishment and operation of internal control systems related to the management risks including the internal control systems over financial reporting is audited by the internal auditing department and departments in charge, after self-audits performed by each department of the Company and its subsidiaries, and the results of such audits are reported to the Directors in charge, Chairman of the Company-Wide Risk Control Committee, President & Representative Director, the Board of Directors and Corporate Auditors.

Kubota Corporation manages its subsidiaries in accordance with the “Regulations on Management of Affiliated Companies” in order to keep their proper operations.

6.	System for Directors and employees to report to Corporate Auditors and other systems related to reports to Corporate Auditors

The Directors, Executive Officers and employees report the following matters to the Corporate Auditors without delay, in addition to the matters that need to be reported in accordance with laws and regulations:

(a)	Matters that could affect Kubota Corporation’s management;
(b)	Contents of internal audits performed by the internal auditing department and departments in charge
(c)	Contents of whistle blowing revealed in the “Kubota Hotline”; and
(d)	Other matters requested by the Board of Corporate Auditors or Corporate Auditors

7.	Matters related to employees who are requested to assist Corporate Auditors in their duties

Kubota Corporation establishes an office of Corporate Auditors and assigns employees to exclusively support the Corporate Auditors perform their duties.

8.	Independence of employees in Item 7. above from the Directors

Assignment or other handling of the employees in Item 7. is made after consultation and agreement between the Director in charge of Personnel Dept. and the Corporate Auditors.

9.	Other systems to ensure effective audits by the Corporate Auditors

(a)	The President & Representative Director of Kubota Corporation has meetings with the Corporate Auditors periodically, and as needed, to exchange views on matters that Kubota Corporation must deal with, the improvement of audit environments, and other issues.

(b)	The Corporate Auditors explain the audit policies and audit plan to the Board of Directors, and the Directors make efforts to improve communication with the Corporate Auditors to enhance the exchange of information and establish an effective cooperation with the Corporate Auditors.

VI.	Policy on appropriation of retained surplus

Kubota Corporation’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and cancellation of treasury stock. Kubota Corporation recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

Kubota Corporation decided at the Board of Directors’ Meeting held on May 11, 2011 that Kubota Corporation would pay ¥7 year-end dividend per common share on June 27, 2011. As a result, the annual dividend per common share for the fiscal year ended March 31, 2011 will be ¥14 (including paid interim dividend which was ¥7), an increase of ¥2 from the prior fiscal year.

Notice of year-end dividend

1) Amount of year-end dividend	¥7 per common share (Total ¥ 8,905,081,647)

2) Record date of year-end dividend	March 31, 2011

3) Payment date	Monday, June 27, 2011

4) Resource of year-end dividend	Retained earnings

Consolidated Balance Sheets

Assets	(In millions of yen)

	March 31, 2011	March 31, 2010 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:
Cash and cash equivalents	105,293	111,428	(6,135)
Notes and accounts receivable:
Trade notes	56,185	57,412	(1,227)
Trade accounts	300,229	317,485	(17,256)
Less: Allowance for doubtful notes and accounts receivable	(2,806)	(2,821)	15

Total receivables, net	353,608	372,076	(18,468)

Short-term finance receivables-net	100,437	104,840	(4,403)
Inventories	174,217	172,323	1,894
Other current assets	43,649	60,161	(16,512)

Total current assets	777,204	820,828	(43,624)

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies	16,569	15,945	624
Other investments	100,498	109,306	(8,808)
Long-term finance receivables-net	199,829	196,473	3,356

Total investments and long-term finance receivables	316,896	321,724	(4,828)

Property, plant, and equipment:
Land	89,435	89,664	(229)
Buildings	217,738	214,329	3,409
Machinery and equipment	352,064	358,354	(6,290)
Construction in progress	9,631	5,306	4,325

Total	668,868	667,653	1,215
Accumulated depreciation	(451,510)	(446,760)	(4,750)

Net property, plant, and equipment	217,358	220,893	(3,535)

Other assets:
Long-term trade accounts receivable	27,487	26,688	799
Other	18,839	19,670	(831)
Less: Allowance for doubtful non-current receivables	(932)	(770)	(162)

Total other assets	45,394	45,588	(194)

Total	1,356,852	1,409,033	(52,181)

Consolidated Balance Sheets

Liabilities and Equity	(In millions of yen)

	March 31, 2011	March 31, 2010 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:
Short-term borrowings	76,642	88,333	(11,691)
Trade notes payable	13,978	14,266	(288)
Trade accounts payable	150,825	143,683	7,142
Advances received from customers	3,270	3,397	(127)
Notes and accounts payable for capital expenditures	9,800	9,245	555
Accrued payroll costs	26,847	25,856	991
Accrued expenses	29,616	27,352	2,264
Income taxes payable	4,702	22,842	(18,140)
Other current liabilities	33,892	33,832	60
Current portion of long-term debt	85,556	71,432	14,124

Total current liabilities	435,128	440,238	(5,110)
Long-term liabilities:
Long-term debt	191,760	243,333	(51,573)
Accrued retirement and pension costs	35,285	40,177	(4,892)
Other long-term liabilities	13,318	13,666	(348)

Total long-term liabilities	240,363	297,176	(56,813)

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070	84,070	—
Capital surplus	89,140	89,241	(101)
Legal reserve	19,539	19,539	－
Retained earnings	516,858	477,303	39,555
Accumulated other comprehensive loss	(65,381)	(34,491)	(30,890)
Treasury stock	(9,341)	(9,265)	(76)

Total Kubota Corporation shareholders’ equity	634,885	626,397	8,488
Noncontrolling interests	46,476	45,222	1,254

Total equity	681,361	671,619	9,742

Total	1,356,852	1,409,033	(52,181)

Consolidated Statements of Income

(In millions of yen)

	Year ended March 31, 2011	Year ended March 31, 2010 (Reference)	Change (Reference)
	Amount	Amount	Amount
Revenues	933,685	930,644	3,041
Cost of revenues	678,653	681,374	(2,721)
Selling, general, and administrative expenses	165,407	179,352	(13,945)
Other operating expenses	3,514	216	3,298

Operating income	86,111	69,702	16,409

Other income (expenses):

Interest and dividend income	3,429	3,381	48
Interest expense	(1,632)	(2,127)	495
Gain on sales of securities-net	4,845	1,821	3,024
Gain on nonmonetary exchange of securities	2,774	—	2,774
Valuation loss on other investments	(1,758)	(143)	(1,615)
Foreign exchange gain (loss)-net	(1,640)	2,894	(4,534)
Other-net	(829)	(2,045)	1,216

Other income (expenses), net	5,189	3,781	1,408
Income before income taxes and equity in net income of affiliated companies	91,300	73,483	17,817

Income taxes:

Current	27,137	28,540	(1,403)
Deferred	3,547	(2,563)	6,110

Total income taxes	30,684	25,977	4,707

Equity in net income of affiliated companies	492	402	90

Net income	61,108	47,908	13,200
Less: Net income attributable to the noncontrolling interests	6,286	5,582	704

Net income attributable to Kubota Corporation	54,822	42,326	12,496

Consolidated Statements of Changes in Equity

Year ended March 31, 2011	(In millions of yen)

		Kubota Corporation shareholders’ equity						Non- controlling interests	Total
	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance, April 1, 2010	1,271,847	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619

Net income					54,822			6,286	61,108

Other comprehensive loss						(30,710)		(3,073)	(33,783)
Cash dividends paid to Kubota Corporation shareholders, ¥12 per common share					(15,267)				(15,267)
Cash dividends paid to noncontrolling interests								(307)	(307)
Purchases and sales of treasury stock	(134)		1				(76)		(75)
Increase in noncontrolling interests related to contribution			(5)					400	395
Changes in ownership interests in subsidiaries			(97)			(180)		(2,052)	(2,329)

Balance, March 31, 2011	1,271,713	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361

Year ended March 31, 2010	(In millions of yen)

		Kubota Corporation shareholders’ equity						Non- controlling interests	Total
	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 2009	1,272,063	84,070	93,150	19,539	452,791	(62,184)	(9,082)	37,959	616,243

Net income					42,326			5,582	47,908
Other comprehensive income						28,429		1,946	30,375

Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share					(17,814)				(17,814)
Cash dividends paid to noncontrolling interests								(489)	(489)
Purchases and sales of treasury stock	(216)						(183)		(183)
Increase in noncontrolling interests related to contribution								2,109	2,109
Changes in ownership interests in subsidiaries			(3,909)			(736)		(1,885)	(6,530)

Balance, March 31, 2010	1,271,847	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619

Notes of Consolidated Financial Statements

Significant Accounting Policies

1.	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) pursuant to the first paragraph of Article 3 of the Supplementary Provisions of the Ministerial Ordinance of the Corporate Accounting (Ordinance of the Ministry of Justice No. 46 of 2009). Certain supplementary material and notes required under US GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and Application of equity method

104 subsidiaries are consolidated. 19 affiliated companies are accounted for under the equity method.

3.	Valuation of Inventories

Inventories are mainly stated at the lower of cost which is determined by the moving-average method, or market.

4.	Valuation of Securities

Available-for-sale securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in equity, and cost of securities sold is determined by the moving-average method.

5.	Depreciation of Fixed Assets

Depreciation of tangible fixed assets is mainly computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. The Company doesn’t depreciate intangible fixed assets which have indefinite useful lives and tests them annually for impairment.

6.	Basis of Provision for Allowance

The allowance for doubtful notes and receivables is based on historical collection trends and management’s judgement on the collectibility of these accounts.

Accrued employees’ retirement benefits are provided for payments of retirement benefits based on the fair value of both projected benefit obligations and plan assets at year-end. The unrecognized prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period.

7.	Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Consolidated Balance Sheets

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	At March 31, 2011, the balances of each classification within accumulated other comprehensive loss were as follows:

Millions of Yen
Foreign currency translation adjustments	¥(65,689)
Unrealized gains on securities	15,922
Unrealized losses on derivatives	(787)
Pension liability adjustments	(14,827)

Accumulated other comprehensive loss	¥(65,381)

3.	At March 31, 2011, assets pledged as collateral for debt were as follows:

Millions of Yen
Trade accounts	¥1,403
Short-term finance receivables	8,575
Other current assets	162
Long-term finance receivables	10,871
Property, plant, and equipment	6,100

Total	¥27,111

The above assets were pledged against the following liabilities:

Millions of Yen
Short-term borrowings	¥4,710
Current portion of long-term debt	7,345
Long-term debt	9,977

Total	¥22,032

4.	The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The maximum potential amount of undiscounted future payments of these financial guarantees at March 31, 2011 was ¥9,178 million.

Notes to Consolidated Statements of Income

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	Other operating expenses

Other operating expenses for the year ended March 31, 2011 includes ¥2,544 million of losses from occurrence of the Great East Japan Earthquake.

Notes to Consolidated Statement of Changes in Equity

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	At March 31, 2011, the number of shares issued was as follows:

Common stock	1,285,919	thousand shares

3.	The components of other comprehensive loss for the year ended March 31, 2011 were as follows:

	Millions of Yen
	Attributable to Kubota Corporation	Attributable to the noncontrolling interests	Total
Foreign currency translation adjustments	¥(23,294)	¥(3,088)	¥(26,382)
Unrealized gains (losses) on securities	(5,128)	3	(5,125)
Unrealized gains (losses) on derivatives	805	(1)	804
Pension liability adjustments	(3,093)	13	(3,080)

Other comprehensive loss	¥(30,710)	¥(3,073)	¥(33,783)

Notes to Financial Instruments

1.	Description of Financial Instruments

A large portion of trade accounts receivable and retail finance receivables are from dealers or customers in the farm equipment market in North America. However, the Company considers that credit risks on these receivables are limited since no single dealer or customer represents a significant concentration of credit risks.

Other investments which include equity securities are classified as available-for-sale securities. They are possible to be influenced by changes in circumstances such as stock market fluctuation. Therefore, the Company reviews periodically for impairment.

The main methods of obtaining financing available to the Company are borrowing from financial institutions and issuance of bonds. Therefore, the Company is exposed to interest rate risks inherent in these obligations. In order to hedge these risks, the Company uses interest rate swap contracts and cross-currency interest rate swap contracts.

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts designated to mitigate its exposure to foreign currency exchange risks.

The Company manages derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for speculations. The credit risks associated with these instruments are not considered to be significant since the counterparties are financial institutions with high creditworthiness and the Company does not anticipate any such losses.

2.	Fair Value of Financial Instruments

The carrying value and fair value of financial instruments at March 31, 2011 were as follows:

		Millions of Yen
		Carrying Value	Fair Value

Financial assets:
Finance receivables-net	*1	¥193,382	¥193,749
Other investments	*2	90,473	90,473
Long-term trade accounts receivable	*1	50,971	53,725

Financial liabilities:
Long-term debt	*1	(274,198)	(274,507)

Derivative financial instruments recorded as liabilities:	*3
Foreign exchange forwards		(201)	(201)
Interest rate swaps		(1,365)	(1,365)
Cross-currency interest rate swaps		(2,539)	(2,539)

*1	The fair value of finance receivables, long-term trade accounts receivable, and long-term debt is based on discounted cash flows using the current market rate. Finance receivables-net as well as long-term debt in the table exclude finance leases. Long-term trade accounts receivable in the table includes the current portion, which is included in trade accounts receivable on the consolidated balance sheet.
*2	Available-for-sale securities are stated at fair value based on market prices for identical instruments at fiscal year-end. The amount of other investments in the table excludes investments in non-marketable equity securities (¥ 10,025 million) for which there is no readily determinable fair value.
*3	Derivative financial instruments are stated at fair value based on observable market inputs from major international financial institutions.
*4	The carrying value of cash and cash equivalents, notes and accounts receivable and payable (excluding the current portion of long-term trade accounts receivable), and short-term borrowings approximates the fair value because of the short maturity of those instruments.

Notes to Per Common Share Information

1. Kubota Corporation shareholders’ equity per common share	¥499.24

2. Net income attributable to Kubota Corporation per common share	¥43.11

Balance Sheets (Non-consolidated)

Assets	(In millions of yen)

	March 31, 2011	March 31, 2010 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:	372,243	383,316	(11,072)

Cash and deposits	50,218	60,223	(10,005)
Trade notes receivable	26,389	28,815	(2,426)
Trade accounts receivable	190,656	188,728	1,927
Finished goods	33,638	36,096	(2,457)
Work in process	17,562	16,436	1,126
Raw materials and supplies	5,546	5,842	(296)
Prepaid expenses	240	273	(32)
Deferred tax assets	9,666	9,879	(213)
Short-term loans receivable	26,099	23,695	2,403
Other	12,606	13,515	(908)
Allowance for doubtful receivables	(380)	(190)	(190)

Long-term assets:	346,973	360,805	(13,832)

Property, plant, and equipment, net of accumulated depreciation:	147,940	155,720	(7,780)
Buildings	37,285	37,629	(343)
Structures	5,186	5,307	(120)
Machinery and equipment	22,943	25,521	(2,578)
Transportation equipment	166	135	30
Tools, furniture and fixtures	5,059	6,678	(1,618)
Land	75,399	78,409	(3,010)
Construction in progress	1,898	2,038	(139)

Intangibles:	3,496	4,064	(568)
Patent rights	1	0	0
Leasehold rights	15	24	(9)
Trademark rights	15	15	(0)
Software	3,215	3,769	(553)
Facility utility rights	249	254	(5)

Investments:	195,535	201,020	(5,484)
Investment securities	98,684	107,510	(8,826)
Stock investments in subsidiaries and affiliated companies	63,699	62,693	1,005
Other investments	11	11	—
Other investments in subsidiaries and affiliated companies	7,007	4,596	2,410
Long-term loans receivable	24,025	26,302	(2,276)
Long-term loans receivable from employees	5	5	0
Long-term prepaid expenses	422	645	(222)
Other	3,587	3,870	(282)
Allowance for doubtful receivables	(1,907)	(4,615)	2,707

Total assets	719,217	744,122	(24,905)

Balance Sheets (Non-consolidated)

Liabilities and net assets	(In millions of yen)

	March 31, 2011	March 31, 2010 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:	201,630	217,327	(15,697)

Trade notes payable	2,815	3,501	(686)
Trade accounts payable	116,697	109,306	7,391
Short-term borrowings	6,500	4,000	2,500
Current portion of bonds	—	10,000	(10,000)
Lease obligations	1,497	1,853	(356)
Other accounts payable	10,127	9,724	403
Income tax payable	599	17,207	(16,607)
Accrued expenses	27,318	26,845	472
Advances received from customers	1,269	1,608	(339)
Deposits received	30,064	28,745	1,319
Provision for warranty costs	2,581	3,318	(737)
Provision for directors’ bonuses	93	46	46
Other	2,066	1,169	896

Long-term liabilities:	84,700	94,761	(10,060)

Bonds	30,000	30,000	—
Long-term borrowings	39,500	46,000	(6,500)
Lease obligations	507	2,000	(1,492)
Deferred tax liabilities	10,590	8,515	2,074
Accrued retirement and pension costs	2,778	7,701	(4,923)
Other	1,324	544	780

Total liabilities	286,331	312,089	(25,758)

Shareholders’ equity	399,967	394,776	5,191

Common stock	84,070	84,070	—
Capital surplus:	73,058	73,057	1
Additional paid-in capital	73,057	73,057	—
Other capital surplus	1	—	1
Retained earnings:	252,004	246,766	5,237
Legal reserve	19,539	19,539	—
Other retained earnings:	232,465	227,227	5,237
Reserve for special depreciation	18	25	(7)
Reserve for reduction entry of land	142	142	—
General reserve	211,742	197,742	14,000
Unappropriated retained earnings	20,562	29,317	(8,754)
Treasury stock	(9,166)	(9,118)	(47)
Valuation, translation adjustments and others	32,918	37,256	(4,338)

Unrealized holding gain on securities	32,919	37,256	(4,337)
Unrealized gain from hedging activities	(1)	—	(1)

Total net assets	432,886	432,033	852

Total liabilities and net assets	719,217	744,122	(24,905)

Statements of Income (Non-consolidated)

(In millions of yen)

	Year ended March 31, 2011	Year ended March 31, 2010 (Reference)	Change (Reference)
	Amount	Amount	Amount
Net sales	565,073	540,449	24,624
Cost of sales	451,032	427,454	23,577

Gross profit	114,041	112,994	1,046

Selling, general and administrative expenses	85,255	87,393	(2,137)

Operating income	28,785	25,601	3,184

Non-operating income:	13,836	17,124	(3,288)
Interest income	582	607	(24)
Dividend income	3,693	3,977	(284)
Other	9,560	12,539	(2,979)
Non-operating expenses:	8,810	5,229	3,580
Interest expense	1,315	1,352	(37)
Other	7,494	3,877	3,617

Ordinary income	33,811	37,495	(3,684)

Extraordinary gains:	4,720	2,940	1,779
Gain on sales of securities	4,720	—	4,720
Gain from transfer pricing adjustment	—	2,940	(2,940)
Extraordinary losses:	5,332	—	5,332
Impairment losses on fixed assets	3,016	—	3,016
Disaster related losses	2,315	—	2,315

Income before income taxes	33,198	40,435	(7,237)

Income taxes:	12,694	11,137	1,557
Current	7,442	11,299	(3,857)
Deferred	5,252	(161)	5,414

Net income	20,504	29,298	(8,794)

Statements of Changes in Net Assets (Non-consolidated)

Year ended March 31, 2011	(In millions of yen)

	Shareholders’ equity										Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for reduction entry of land	General reserve	Unappro -priated retained earnings
Balance, March 31, 2010	84,070	73,057	—	19,539	25	142	197,742	29,317	(9,118)	394,776	37,256	—	37,256	432,033
Changes in this fiscal year
Reversal of reserve for special depreciation					(7)			7		—			—	—
Transfer of general reserve							15,200	(15,200)		—			—	—
Reversal of general reserve							(1,200)	1,200		—			—	—
Dividends								(15,266)		(15,266)			—	(15,266)
Net income								20,504		20,504			—	20,504
Purchase of treasury stock									(49)	(49)			—	(49)
Disposal of treasury stock			1						2	3			—	3
Net change of items other than shareholders’ equity										—	(4,337)	(1)	(4,338)	(4,338)
Total changes in this fiscal year	—	—	1	—	(7)	—	14,000	(8,754)	(47)	5,191	(4,337)	(1)	(4,338)	852

Balance, March 31, 2011	84,070	73,057	1	19,539	18	142	211,742	20,562	(9,166)	399,967	32,919	(1)	32,918	432,886

Year ended March 31, 2010	(In millions of yen)

	Shareholders’ equity									Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for reduction entry of land	General reserve	Unappro -priated retained earnings
Balance, March 31, 2009	84,070	73,057	19,539	33	—	211,742	3,967	(8,931)	383,478	25,576	9	25,585	409,063
Changes in this fiscal year
Reversal of reserve for special depreciation				(8)			8		—			—	—
Transfer of reserve for reduction entry of land					142		(142)		—			—	—
Reversal of general reserve						(14,000)	14,000		—			—	—
Dividends							(17,813)		(17,813)			—	(17,813)
Net income							29,298		29,298			—	29,298
Purchase of treasury stock								(190)	(190)			—	(190)
Disposal of treasury stock								3	3			—	3
Net change of items other than shareholders’ equity									—	11,680	(9)	11,671	11,671
Total changes in this fiscal year	—	—	—	(8)	142	(14,000)	25,350	(187)	11,298	11,680	(9)	11,671	22,969

Balance, March 31, 2010	84,070	73,057	19,539	25	142	197,742	29,317	(9,118)	394,776	37,256	—	37,256	432,033

Notes of Financial Statements (Non-consolidated)

Significant Accounting Policies

1. Valuation of Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in net assets, and cost of securities sold is determined by the moving-average method.

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2. Valuation of Inventories

Inventories are stated at cost, which is determined by the moving-average method and bookvalue of inventories is culculated by the write-down method based on decreased profitability. Finished goods and work-in-process which are manufactured under specific production orders are stated at cost, which is determined by the specific cost method and bookvalue of finished goods and work-in-process is culculated by the write-down method based on decreased profitability.

3. Depreciation of Fixed Assets

Depreciation of tangible fixed assets execpt for lease assets is computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. With regard to internal-use software, depreciation is computed by using the straight-line method based on availability period in the Company (five years).

Depreciation of lease assets corresponding to transactions of non-transfer ownership finance lease is computed by using the straight-line method over the leased term under the assumption that the residual value is equal to the guaranteed residual value. In the afore-mentioned transactions of non-transfer ownership finance lease, the Company uses accounting method for ordinary rental transactions for lease transactions started on and before March 31, 2008.

4. Basis of Provision for Allowances

The allowance for doubtful receivables is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

Provision for warranty costs is provided based on an analysis of the historical data of costs to perform under product warranties, under which Kubota Corporation generally guarantees the performance of products delivered.

Provision for directors’ bonuses is provided for bonuses payment to directors based on an estimated amount incurred during the fiscal year ended March 31, 2011.

Accrued retirement and pension costs are provided for payments of retirement benefits based on the retirement benefit obligation and the fair value of the pension plan assets at year-end. Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the declining-balance method over the average remaining years of the employees.

5. Recognition Criteria for Revenue and Costs

The Company applies the percentage-of-completion method to construction contracts commencing on and after April 1, 2009, when the outcome of them can be estimated reliably. Otherwise, the Company applies completed-contract method to them. In measuring the extent of progress toward completion, the Company uses the cost-to-cost method.

6. Consumption taxes are accounted for as deposits received or deposits paid.

New accounting standard

Accounting Standards for Asset Retirement Obligations

The Company applies “Accounting Standard for Asset Retirement Obligations” (Accounting Standards Board of Japan (“ASBJ”) Statement No.18 issued on March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21 issued on March 31, 2008) on April 1, 2010. The adoption of these standards did not have a material impact on the Company’s results of operations and financial position.

Notes to Balance Sheets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Receivables from subsidiaries and affiliated companies and payable to subsidiaries and affiliated companies

Short-term receivables from subsidiaries and affiliated companies	¥149,193 million
Long-term receivables from subsidiaries and affiliated companies	¥26,000 million
Short-term payables to subsidiaries and affiliated companies	¥39,166 million

3.	Accumulated depreciation of tangible fixed assets

(Including accumulated impairment losses)	¥341,683 million

4. Contingent Liabilities:

(1) Guarantees
Guarantees for borrowings of subsidiaries and affiliated companies from financial institution
Siam Kubota Leasing Co., Ltd.	¥18,989 million
Siam Kubota Metal Technology Co., Ltd.	¥1,975 million
Kubota Saudi Arabia Co. LLC	¥1,413 million
Tata Metariks Kubota Pipes Ltd.	¥1,016 million
Others (19 companies)	¥813 million

Total	¥24,207 million

(2) Notes discounted	¥191 million

Notes to Statements of Income

1. The amounts in the statements have been rounded down to the nearest million yen.
2. Transactions with subsidiaries and affiliated companies
Sales to subsidiaries and affiliated companies	¥294,971 million
Purchases from subsidiaries and affiliated companies	¥65,523 million
Transactions with subsidiaries and affiliated companies other than operating transactions	¥7,286 million

3. Disaster related losses

Disaster related losses were resulted from the Great East Japan Earthquake and included fixed costs during shutdown of plants, restoration expenses, donations, recorded allowance for doubtful receivables and other expenses.

Notes to Statement of Changes in Net Assets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Type and number of shares outstanding

Type of shares	Number of shares as of March 31, 2010 (thousands)	Number of shares increased (thousands)	Number of shares decreased (thousands)	Number of shares as of March 31, 2011 (thousands)
Common stock	1,285,919	—	—	1,285,919

3.	Type and number of treasury stock

Type of shares	Number of shares as of March 31, 2010 (thousands)	Number of shares increased (thousands)	Number of shares decreased (thousands)	Number of shares as of March 31, 2011 (thousands)
Common stock	13,703	64	3	13,764

4. Dividend

(1)	Details of dividend paid

Date of resolution	Type of shares	Total amount of dividend (million)	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 11, 2010	Common stock	¥6,361	¥5	March 31, 2010	June 21, 2010
Board of Directors’ Meeting on November 2, 2010	Common stock	¥8,905	¥7	September 30, 2010	December 2, 2010

(2) Dividend that the date of payment is in the next fiscal year among the dividend that the record date is in the fiscal year.

Date of resolution	Type of shares	Total amount of dividend (million)	Resource of dividend	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 11, 2011	Common Stock	¥8,905	Retained earnings	¥7	March 31, 2011	June 27, 2011

Notes to Deferred Income Tax

1. Significant components of deferred tax assets
Accrued enterprise tax	¥165 million
Accrued bonus	¥4,349 million
Provision for warranty costs	¥1,048 million
Accrued retirement and pension costs	¥4,798 million
Valuation losses on securities	¥11,807 million
Other	¥9,998 million

Subtotal	¥32,167 million
Allowance for deferred tax assets	¥(9,708) million

Total deferred tax assets	¥22,458 million

2. Significant components of deferred tax liabilities
Unrealized holding gain on securities	¥(22,500) million
Other	¥(881) million

Total deferred tax liabilities	¥(23,382) million

Net deferred tax liabilities	¥(923) million

Notes to finance lease transactions

The Company uses accounting method for ordinary rental transactions for non-transfer ownership finance lease transactions started on and before March 31, 2008.

1. Acquisition costs	¥1,032 million
2. Accumulated depreciation	¥773 million
3. Future minimum lease payments	¥259 million
(Current portion of future minimum lease payments included above	¥134 million	)

4. Lease expenses (Depreciation expense)	¥780 million
Note.	Depreciation of lease assets corresponding to transactions of non-transfer ownership finance lease is computed by using the straight-line method over the leased term under the assumption that the residual value is equal to the guaranteed residual value. Acquisition costs and future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

Notes to related party transactions

Type	Subsidiary	Subsidiary	Subsidiary

Name	Kubota Tractor Corporation	Kubota Engine America Corporation	SIAM KUBOTA Corporation Co., Ltd.

Location	California, U.S.A.	Illinois, U.S.A.	Pathumthani, Thailand

Common stock	US$37 million	US$10 million	2,739 million baht

Operations	Sales of tractors, small-sized construction machinery and related products in the U.S.A.	Sales, engineering and after-sales service of engines, engine parts and engine accessories	Manufacturing and sales of tractors, combine harvesters, implement, diesel engines, power tillers and other machinery in Thailand and neighboring countries

Percentage of voting shares	90.0*	90.0*	60.0

Relationship	Sales of products of Kubota, Interlocking Directors	Sales of products of Kubota	Manufacturing and sales of products of Kubota, Interlocking Directors

Contents of transaction	Sales of tractors and other machinery (Note 1, 2)	Sales of engines (Note 1)	Sales of engines and other products (Note 1)

Amount of transaction (¥ million)	63,599	31,475	21,064

Accounts	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable

Balance, March 31, 2011 (¥ million)	19,770	10,385	6,868

*	Indirect holding

Type	Subsidiary	Subsidiary

Name	Kubota Baumaschinen GmbH	Kubota Kenki Japan Corporation

Location	Zweibrucken, Germany	Amagasaki, Japan

Common stock	EUR14 million	¥300 million

Operations	Manufacturing and sales of small-sized construction machinery in Europe, mainly in Germany	Sales of small-sized construction machinery in Japan

Percentage of voting shares	100.0	100.0

Relationship	Manufacturing and sales of products of Kubota	Sales of products of Kubota

Contents of transaction	Sales of construction machinery and other machinery (Note 1)	Sales of construction machinery and other machinery (Note 1)

Amount of transaction (¥ million)	18,813	11,688

Accounts	Trade accounts receivable	Trade accounts receivable

Balance, March 31, 2011 (¥ million)	7,927	9,515

*	Indirect holding

Type	Subsidiary			Subsidiary

Name	Kubota Credit Co., Ltd.			Siam Kubota Leasing Co., Ltd.

Location	Osaka, Japan			Pathumthani, Thailand

Common stock	¥350 million			1,375 million baht

Operations	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan			Retail financing to purchasers of tractors, combine harvesters and others in Thailand

Percentage of voting shares	51.7 15.1*			100.0*

Relationship	Financial assistance, Interlocking Directors			Guarantee of indebtedness

Contents of transaction	Lending (Note 3, 4)		Interest receipt (Note 3)	Guarantee of indebtedness (Note 5)

Amount of transaction (¥ million)	51,170		488	18,989

Accounts	Short-term loans receivable	Long-term loans receivable	Other (current assets)	—

Balance, March 31, 2011 (¥ million)	24,900	24,000	65	—

*	Indirect holding

Regarding amount in the above table, amount of transaction does not include consumption tax and balance at March 31, 2011 includes consumption tax.

<Terms and conditions of business and decision policies of terms and conditions of business and others>

Notes:

1.	Regarding product sales, suggested price are proposed by Kubota Corporation and transaction price are decide after price negotiation in consideration of market price and total cost.

2.	Regarding amount of transaction and balance at March 31, 2011, amount of transactions by the intermediary Marubeni America Corporation is included.

3.	Regarding lending, Kubota decides interest reasonably in consideration of market interest rate.

4.	Regarding amount of transaction, the average balance during the fiscal year is listed because it is difficult to figure out due to repetitive transaction.

5.	Kubota Corporation provides guarantee for borrowings of Siam Kubota Leasing Co., Ltd. from financial institution.

Notes to Per Common Share Information

1. Net assets per common share	¥340.27
2. Net income per common share	¥16.11

Transcript copy of the independent auditors’ report concerning Consolidated Financial Statements

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 6, 2011

To the Board of Directors of Kubota Corporation

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant: Shojiro Yoshimura

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant: Teruhisa Tamai

Pursuant to the fourth paragraph of Article 444 of the Corporate Law, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2011 of Kubota Corporation and consolidated subsidiaries (“the Company”), and the related consolidated statements of income and changes in equity, and the related notes for the fiscal year from April 1, 2010 to March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2011, and the results of its operations for the year then ended in conformity with the recognition and measurement criteria of accounting principles generally accepted in the United States of America, as modified by the first paragraph of Article 3 of the Supplementary Provisions of the Ministerial Ordinance of the Corporate Accounting (Ordinance of the Ministry of Justice No. 46 of 2009) (Refer to Notes of Consolidated Financial Statements, Significant Accounting Policies 1. Basis of Preparation of Consolidated Financial Statements).

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript copy of the independent auditors’ report concerning Financial Statements (Non-consolidated)

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 6, 2011

To the Board of Directors of Kubota Corporation

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Shojiro Yoshimura

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Teruhisa Tamai

Pursuant to the first item, second paragraph of Article 436 of the Corporate Law, we have audited the financial statements, namely, the balance sheet as of March 31, 2011 of Kubota Corporation (“the Company”) and the related statements of income and changes in net assets, and the related notes for the 121st fiscal year from April 1, 2010 to March 31, 2011, and the accompanying supplemental schedules. These financial statements and the accompanying supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2011, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript Copy of the Audit Report of the Board of Corporate Auditors

(TRANSLATION)

AUDIT REPORT

In respect of the execution of duties of the Directors during the 121st fiscal year from April 1, 2010 to March 31, 2011, the Board of Corporate Auditors (hereinafter “we”), following the discussion among us, have prepared this audit report based on the audit report prepared by each Corporate Auditor, and hereby report as follows:

1. Methods and details of audits by Corporate Auditors and the Board of Corporate Auditors

We have formulated an audit policy, sharing of duties among auditors, and other audit-related items. We have received reports from each Corporate Auditor on the implementation and results of audits, and received reports from the Directors of Kubota Corporation, the Independent Auditor, and other parties on their execution of duties, and requested explanations from them when necessary.

In accordance with the Standards for Auditing by Corporate Auditors, the audit policy, sharing of duties among auditors, and other audit-related items that were determined by us, each Corporate Auditor: communicated well with Directors, the internal auditing department, other employees, and other bodies; gathered information and improved the audit environment; attended the Board of Directors meetings and other important meetings; received reports from Directors and other employees on their execution of duties; requested explanations from them when necessary; reviewed documents concerning matters such as important decisions; and conducted inspections of the business and financial condition at Kubota Corporation’s Head Office and other principle offices. Each Corporate Auditor also monitored and verified: the Board of Directors’ resolution on a system to ensure that the directors’ execution of their duties comply with laws and Kubota Corporation’s Articles of Incorporation, and also comply with the establishing and improving structure prescribed in the Corporate Law Enforcement Regulation Article 100 Clauses 1 and 3 to ensure that joint-stock company’s operations are carried out appropriately; and a system (internal control systems) established based on the said resolution. Each Corporate Auditor strove to communicate well and exchange information with the subsidiaries’ Directors and Corporate Auditors, and inspected some subsidiaries whenever necessary. Through these methods, each Corporate Auditor examined the business report for the 120th period and the supplementary schedules for the fiscal year under review.

In addition, we monitored and verified whether the Independent Auditor made appropriate audits while maintaining its independence. We received reports from the Independent Auditor on its operations, and requested explanations when necessary. The Independent Auditor notified us and we requested its explanations when necessary, concerning its establishment of a “System for Ensuring the Appropriate Execution of Duties” (the Corporate Calculation Regulations Article 131) in accordance with the “Quality Control Standards for Audits” (issued by the Business Accounting Council on October 28, 2005). Through these methods, we reviewed the financial statements (balance sheets, statements of income, statement of changes in net assets and notes of non-consolidated financial statements) and the supplementary schedules, as well as the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statement of shareholders’ equity and notes of consolidated financial statements), for the fiscal year under review.

2. Results of the Audit:

(1)	Results of the Audit for the Business Report

1)	We have found that the business report and the supplementary schedules present fairly the current position of Kubota Corporation in conformity with applicable laws and regulations and the Articles of Incorporation.

2)	In respect to the execution of duties of the Directors, we have found neither improper conduct nor any material breach of applicable laws and regulations and the Articles of Incorporation.

3)	We have found that the resolutions of the Board of Directors regarding the internal control system are proper and correct. We have found nothing that needs to be pointed out concerning the Directors’ performance of their duties regarding the internal control system.

(2)	Results of the Audit for the financial statements and the supplementary schedules

We have found that the auditing methods employed by Deloitte Touche Tohmatsu LLC, Independent Auditor, and the results thereof are appropriate and sufficient.

(3)	Results of the Audit for the consolidated financial statements

We have found that the auditing methods employed by Deloitte Touche Tohmatsu LLC, Independent Auditor, and the results thereof are appropriate and sufficient.

May 9, 2011

The Board of Corporate Auditors of Kubota Corporation
Corporate Auditor (full time)	Yoshiharu Nishiguchi
Corporate Auditor (full time)	Toshihiro Fukuda
Corporate Auditor (Outside Corporate Auditor, full time)	Masao Morishita
Corporate Auditor (Outside Corporate Auditor)	Yoshio Suekawa
Corporate Auditor (Outside Corporate Auditor)	Masanobu Wakabayashi

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 31, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of Global Management Promotion Department